328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
December 2, 2008
For Immediate Release
NR#08-23

MAG Receives Unsolicited Bid from its Joint Venture Partner

Vancouver, B.C – MAG Silver Corp. (TSX: MAG) (AMEX: MVG) ("MAG") announced today that it has been advised of the intention of Fresbal Investments Ltd. ("Fresbal"), a subsidiary of Fresnillo plc, to make an unsolicited take-over bid for all of MAG's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share.  Fresnillo is MAG's joint venture partner in the Juanicipio Joint Venture and, together with its affiliates, is the holder of approximately 19.8% of MAG's outstanding common shares.

On October 15, 2008, in response to Fresnillo's acquisition of approximately 19.8% of MAG's outstanding common shares, MAG announced that its Board of Directors had formed a Special Committee to assist it in evaluating strategic alternatives for the company.  The Board of Directors will be meeting shortly with its advisors to consider an appropriate response to the Fresnillo announcement.  No action is required by shareholders of MAG at this time.  The Board of Directors will communicate further with shareholders and Fresnillo in due course, including if and when a take-over bid is mailed to shareholders.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

CEO & Director

For further information on behalf of MAG Silver Corp.
Contact Dan MacInnis, CEO & Director

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Readers are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .